FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of  October, 2013
Commission File Number: 001-34983

PROMOTORA DE INFORMACIONES, S.A.
(Exact name of registrant as specified in its charter)

PROMOTER OF INFORMATION, S.A.
(Translation of registrant’s name into English)

Gran Vía, 32
28013 Madrid, Spain
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐      No ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐      No ☑

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐      No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

COMMUNICATION OF SIGNIFICANT INFORMATION

Promotora de Informaciones, S.A. (PRISA) hereby communicates the following significant information, in connection with the information communicated on 14 June 2013 (with register number 189134).

In relation with the restructuring of its financial debt, PRISA hereby communicates that it has reached an agreement with the majority of the institutional investors that acquired debt in the secondary market and have become lenders under the syndicated banking debt of the company and which represent 11% of the Group’s debt as well as with the Group’s main financing banks which represent 73% of such debt. This agreement contains certain amendments to the original refinancing proposal of the company which was presented on 14 June 2013 to all creditors of the Group. By virtue of those agreements, the new refinancing plan counts already with the support of 84% of the Group’s creditors.

Pursuant to this agreement and subject to conditions precedent usual for these types of transactions, the said institutional investors have agreed to provide an additional credit facility to the company to cover for the medium term financing needs of the Group.

The institutional investors party to said agreement and the company have entered into a lock-up agreement pursuant to which they undertake to take all necessary steps to achieve full implementation of this agreement.

This new agreement will now be communicated to the remaining financial creditors of the Group and, should it obtain the same level of support as the original proposal had until today’s date, the restructuring plan of the Group’s debt would have the support of over 95% of the holders of the total debt of the Group.

Without prejudice to the foregoing this process is still subject to certain risks given its complexity. Therefore, the finalisation of the relevant agreements and documents and its signing and effectiveness will still require a few weeks.

Once the definitive agreement is formalized we will deliver a new communication to the market.

In Madrid, on October 10th, 2013

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PROMOTORA DE INFORMACIONES, S.A.
(Registrant)

	By:	/s/ Antonio García-Mon
	Name:	Antonio García-Mon
	Title:	Secretary of the Board of Directors

October 10, 2013